UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                                (Amendment No. 1)

                          Ventana Medical Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)
--------------------------------------------------------------------------------

                         Common Stock, Par value $0.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    92276H106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Jeffrey Ruiz
                                Deutsche Bank AG
                        c/o Deutsche Bank Securities Inc.
                                 60 Wall Street
                               New York, NY 10005
                                 (212) 250-3667

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                November 12, 2007

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 92276H106
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Deutsche Bank AG
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS                                                        WC
      (See Item 3)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS

      IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Deutsche Bank AG is organized under the laws of the Federal Republic of Germany.
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

                            1,695,703
                      ----------------------------------------------------------
NUMBER OF             8     SHARED VOTING POWER
SHARES
BENEFICIALLY                2,724
OWNED BY              ----------------------------------------------------------
EACH                  9     SOLE DISPOSITIVE POWER
REPORTING
PERSON                      1,695,703
                      ----------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            2,724
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,698,427
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

      [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.90%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      BK
--------------------------------------------------------------------------------

Cusip No. 92276H106
---------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Deutsche Bank Securities Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS                                                        WC
      (See Item 3)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS

      IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

                            0
                      ----------------------------------------------------------
NUMBER OF             8     SHARED VOTING POWER
SHARES
BENEFICIALLY                2,724
OWNED BY              ----------------------------------------------------------
EACH                  9     SOLE DISPOSITIVE POWER
REPORTING
PERSON                      0
                      ----------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            2,724
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,724
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

      [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.00%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      BD
--------------------------------------------------------------------------------

Item 1.   Security and Issuer

        Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), Deutsche Bank AG ("Deutsche Bank,") hereby amends the Statement on Schedule 13D filed by Deutsche Bank and Deutsche Bank Securities Inc. ("DBSI", together with Deutsche Bank, the "Reporting Persons" and each, a "Reporting Person") on November 08, 2007, relating to the shares of common stock, par value $0.001 per share (the "Shares"), of Ventana Medical Systems, Inc. (the "Issuer"). The Issuer has its principal executive offices at 1910 Innovation Park Drive, Tucson, AZ 85737.

Item 5.    Interest in Securities of the Issuer

This Item 5 is hereby amended and supplemented as follows:

(a) and (b) According to information filed by the Issuer with the Securities and Exchange Commission in its Form 10-Q for the quarter ending September 28, 2007, the number of Shares outstanding was 34,662,691. As of November 12, 2007, the reporting Person may have been deemed the beneficial owner of 1,698,427 Shares (approximately 4.90% of the total number of Shares outstanding).

Deutsche Bank AG,London Branch                                        1,670,703
Deutsche Bank AG,London Branch (arbitrage)                               25,000
Deutsche Bank Securities Inc.                                             2,724

(c) Transactions by the Reporting Person in the Shares effected during the past sixty days are set forth in Schedule 1 to this Schedule 13D Termination filing, which is incorporated by reference herein. The transactions set forth in
Schedule 1 to this Statement were effected on the New York Stock Exchange and/or the OTC market.

(e) On November 12, 2007 Deutsche Bank Securities, Inc. sold 47,659 Shares reducing the total number of Shares for which it may be deemed the beneficial owner to 1,698,427 Shares, or approximately 4.90% of the total number of shares outstanding, and therefore the Reporting Person ceased to be the owner of greater than 5% of the total number of Shares outstanding on that date.

Item 7.    Material to be Filed as Exhibits

        Attached as Exhibit 1 ot this Statment is the Joint Filing Agreement dated November 16, 2007 between Deutsche Bank AG and Deutsche Bank Securities Inc. (Incorporated by reference to the Schedule 13D relating to Ventana Medical Systems, Inc. filed on November 08, 2007 by the Reporting Persons.

                     Schedule 1 - 60 Day Trade History

--------------------------------------------------------------------------------
DATE                BUY/SELL            AMOUNT              PRICE
--------------------------------------------------------------------------------
09/19/07            B                   1                   83.69
--------------------------------------------------------------------------------
09/20/07            S                   7700                84.13
--------------------------------------------------------------------------------
09/21/07            S                   1832                85.00
--------------------------------------------------------------------------------
09/21/07            B                   7700                83.75
--------------------------------------------------------------------------------
09/25/07            B                   500000              84.06
--------------------------------------------------------------------------------
09/27/07            B                   5                   85.49
--------------------------------------------------------------------------------
09/28/07            S                   191                 86.26
--------------------------------------------------------------------------------
10/03/07            B                   20200               86.87
--------------------------------------------------------------------------------
10/04/07            B                   14800               88.24
--------------------------------------------------------------------------------
10/05/07            B                   15000               88.02
--------------------------------------------------------------------------------
10/08/07            B                   4                   87.14
--------------------------------------------------------------------------------
10/08/07            B                   10000               87.00
--------------------------------------------------------------------------------
10/08/07            B                   1                   88.67
--------------------------------------------------------------------------------
10/10/07            B                   9                   87.22
--------------------------------------------------------------------------------
10/10/07            B                   11400               86.26
--------------------------------------------------------------------------------
10/11/07            B                   8600                84.86
--------------------------------------------------------------------------------
10/15/07            S                   100                 87.00
--------------------------------------------------------------------------------
10/16/07            S                   4739                87.00
--------------------------------------------------------------------------------
10/16/07            B                   1                   86.60
--------------------------------------------------------------------------------
10/17/07            S                   5161                87.00
--------------------------------------------------------------------------------
10/18/07            S                   10000               88.25
--------------------------------------------------------------------------------
10/18/07            S                   691                 88.32
--------------------------------------------------------------------------------
10/19/07            S                   5000                89.00
--------------------------------------------------------------------------------
10/22/07            S                   1                   88.46
--------------------------------------------------------------------------------
10/22/07            B                   1500                87.43
--------------------------------------------------------------------------------
10/24/07            B                   3500                86.50
--------------------------------------------------------------------------------
10/24/07            B                   27778               86.80
--------------------------------------------------------------------------------
10/25/07            S                   100                 88.40
--------------------------------------------------------------------------------
10/26/07            B                   25000               86.99
--------------------------------------------------------------------------------
10/29/07            B                   27441               86.99
--------------------------------------------------------------------------------
10/29/07            B                   1                   87.00
--------------------------------------------------------------------------------
10/30/07            B                   58397               86.98
--------------------------------------------------------------------------------
10/31/07            S                   3975                88.00
--------------------------------------------------------------------------------
11/01/07            B                   23282               87.00
--------------------------------------------------------------------------------
11/01/07            S                   21893               87.00
--------------------------------------------------------------------------------
11/01/07            B                   38469               86.93
--------------------------------------------------------------------------------
11/02/07            S                   2                   86.66
--------------------------------------------------------------------------------
11/02/07            B                   52                  86.00
--------------------------------------------------------------------------------
11/02/07            B                   24160               86.99
--------------------------------------------------------------------------------
11/06/07            B                   25000               84.97
--------------------------------------------------------------------------------
11/07/07            S                   5                   83.87
--------------------------------------------------------------------------------
11/07/07            B                   4075                84.00
--------------------------------------------------------------------------------
11/07/07            B                   5000                83.73
--------------------------------------------------------------------------------
11/08/07            S                   900                 85.00
--------------------------------------------------------------------------------
11/08/07            B                   15000               84.97
--------------------------------------------------------------------------------
11/08/07            S                   25000               84.97
--------------------------------------------------------------------------------
11/09/07            S                   20000               84.43
--------------------------------------------------------------------------------
11/12/07            S                   39100               84.40
--------------------------------------------------------------------------------
11/12/07            S                   35939               84.39
--------------------------------------------------------------------------------
11/13/07            S                   1341                84.39
--------------------------------------------------------------------------------
11/14/07            B                   5000                87.99
--------------------------------------------------------------------------------

                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT


        In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, of Northwestern Corporation and further agrees that this Joint Filing Agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(k)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

Dated as of November 16, 2007





                                         DEUTSCHE BANK AG

                                         By: /s/ Jeffrey A. Ruiz
                                             --------------------------
                                             Name:  Jeffrey A. Ruiz
                                             Title: Director


                                         DEUTSCHE BANK AG

                                         By: /s/ Cesar A. Coy
                                             --------------------------
                                             Name:  Cesar A. Coy
                                             Title: Assistant Vice President


                                         DEUTSCHE BANK SECURITIES INC.

                                         By: /s/ Margaret Adams
                                             --------------------------
                                             Name:  Margaret Adams
                                             Title: Director


                                         DEUTSCHE BANK SECURITIES INC.

                                         By: /s/ Jeffrey A. Ruiz
                                             --------------------------
                                             Name:  Jeffrey A. Ruiz
                                             Title: Director